UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

New Jersey Mining Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

645827106

(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	645827106

1	NAMES OF REPORTING PERSONS
	William Joseph Ritger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.

	5	SOLE VOTING POWER
		832,425
NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,330,000
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING		832,425
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
		2,330,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	3,162,425

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

CUSIP No.	645827106

1	NAMES OF REPORTING PERSONS
Seaside Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	PLACE OF ORGANIZATION
Florida

	5	SOLE VOTING POWER
0
NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY		2,330,000
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER
2,330,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,330,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

SCHEDULE 13G/A

Item1(a)	Name of Issuer.
New Jersey Mining Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.
89 Appleberg Road, Kellogg, Idaho 83837

Item 2(a)	Name of Person Filing.
William Joseph Ritger

Item 2(b)	Address of Principal Business Office.
The principal business address of the reporting person is 750 Ocean Royale Way, Suite 805, North Palm Beach, FL 33408

Item 2(c)	Citizenship
U.S.

Item 2(d)	Title of Class of Securities.
Common Stock, no par value

Item 2(e)	CUSIP Number.
645827 10 6

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

Reference is hereby made to Items 5-9 and 11 of page 2 of this Schedule 13G/A, which Items are incorporated by reference herein.

The securities referenced in Items 5 and 7 on page 2 of this Schedule 13G/A are owned by William J. Ritger (the “Ritger Securities”).  The securities referenced in Items 6 and 8 on pages 2 and 3 of this Schedule 13G/A (the “Seaside Securities” and together with the Ritger Securities, the “Securities) are owned by Seaside Capital, LLC, a Florida limited liability company (“Seaside”), for which William J. Ritger serves as the sole manager.  William J. Ritger, as the sole manager of Seaside Capital, LLC, may therefore be deemed to beneficially own the Seaside Securities for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), insofar as he may be deemed to have the power to direct the voting or disposition of the Seaside Securities.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Seaside or any member of Seaside other than Mr. Ritger is, for any other purpose, the beneficial owner of any of the Ritger Securities, and each of Seaside and the other members of Seaside disclaims beneficial ownership as to the Ritger Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that Mr. Ritger is, for any other purpose, the beneficial owner of any of the Seaside Securities, and Mr. Ritger disclaims beneficial ownership as to the Seaside Securities, except to the extent of his pecuniary interests therein.

Under the definition of “beneficial ownership” in Rule 13d-3 under the Securities Exchange Act of 1934, it is also possible that the members of Seaside might be deemed the “beneficial owners” of some or all of the Securities referenced in Items 6 and 8 of page 2 above and Items 5 and 7 of page 3 above insofar as they may be deemed to share the power to direct the voting or disposition of such Securities.  Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of such Securities, and such beneficial ownership is expressly disclaimed.

The calculation of percentage of beneficial ownership in item 11 of pages 2 and 3 above was derived from the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Securities and Exchange Commission on November 3, 2009, in which the Issuer stated that the number of shares of its common stock outstanding as of November 10, 2009 was 38,163,632 shares.  The percentage calculation includes all the shares shown in Items 5-9 of pages 2 and 3 above, whether or not outstanding.

Item5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

SEASIDE CAPITAL, LLC

By: /s/ William J. Ritger
William J. Ritger, Manager

EXHIBIT INDEX

Exhibit A	Joint Filing Undertaking	Page 7

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Date: February 12, 2010

WILLIAM J. RITGER

/s/ William J. Ritger
William J. Ritger

SEASIDE CAPITAL, LLC

By: /s/ William J. Ritger
William J. Ritger, Manager